UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Smart Share Global Limited

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

83193E 102**

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP number 83193E 102 has been assigned to the American Depositary Shares (“ADSs”) of Smart Share Global Limited (the “Issuer”), which are quoted on the Nasdaq Capital Market under the symbol “EM.” Each ADS represents two Class A ordinary shares of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS China Ventures Fund I Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 35,877,631(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 35,877,631(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,877,631(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%. The voting power of the shares beneficially owned represent 3.0% of the total outstanding voting power(2).
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Represents 35,877,631 Class A ordinary shares held directly by China Ventures Fund I Pte. Ltd. The registered address of China Ventures Fund I Pte. Ltd. is 9 Raffles Place, #27-00, Republic Plaza, Singapore 048619.

(2)	The percentage of class of securities beneficially owned by the reporting person and the voting power represented thereby are based on a total of 519,150,565 issued and outstanding Class A and Class B ordinary shares (being the sum of 445,176,595 Class A ordinary shares (excluding 7,721,582 Class A ordinary shares in the form of ADSs held as treasury shares and reserved for future issuance upon the exercising or vesting of awards granted under the Issuer’s share incentive plans), with each being entitled to one vote, and 73,973,970 Class B ordinary shares, with each being entitled to ten (10) votes) of the Issuer as a single class as of December 31, 2023, based on publicly available information.

1	NAMES OF REPORTING PERSONS China Ventures Fund I, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 35,877,631(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 35,877,631(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,877,631(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%. The voting power of the shares beneficially owned represent 3.0% of the total outstanding voting power(2).
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Represents 35,877,631 Class A ordinary shares held directly by China Ventures Fund I Pte. Ltd., a wholly owned subsidiary of China Ventures Fund I, Limited Partnership. The principal office address of China Ventures Fund I, Limited Partnership is 19F, B Wing, Kyobo Tower 465, Gangnam-daero Soecho-gu, Seoul, Republic of Korea.

(2)	The percentage of class of securities beneficially owned by the reporting person and the voting power represented thereby are based on a total of 519,150,565 issued and outstanding Class A and Class B ordinary shares (being the sum of 445,176,595 Class A ordinary shares (excluding 7,721,582 Class A ordinary shares in the form of ADSs held as treasury shares and reserved for future issuance upon the exercising or vesting of awards granted under the Issuer’s share incentive plans), with each being entitled to one vote, and 73,973,970 Class B ordinary shares, with each being entitled to ten (10) votes) of the Issuer as a single class as of December 31, 2023, based on publicly available information.

1	NAMES OF REPORTING PERSONS SV GP I Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 35,877,631(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 35,877,631(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,877,631(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%. The voting power of the shares beneficially owned represent 3.0% of the total outstanding voting power(2).
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Represents 35,877,631 Class A ordinary shares held directly by China Ventures Fund I Pte. Ltd., a wholly owned subsidiary of China Ventures Fund I, Limited Partnership, which in turn is controlled by SV GP I Ltd. The registered address of SV GP I Ltd. is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(2)	The percentage of class of securities beneficially owned by the reporting person and the voting power represented thereby are based on a total of 519,150,565 issued and outstanding Class A and Class B ordinary shares (being the sum of 445,176,595 Class A ordinary shares (excluding 7,721,582 Class A ordinary shares in the form of ADSs held as treasury shares and reserved for future issuance upon the exercising or vesting of awards granted under the Issuer’s share incentive plans), with each being entitled to one vote, and 73,973,970 Class B ordinary shares, with each being entitled to ten (10) votes) of the Issuer as a single class as of December 31, 2023, based on publicly available information.

1	NAMES OF REPORTING PERSONS THE EDGEOF, PTE. LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 35,877,631(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 35,877,631(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,877,631(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%. The voting power of the shares beneficially owned represent 3.0% of the total outstanding voting power(2).
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Represents 35,877,631 Class A ordinary shares held directly by China Ventures Fund I Pte. Ltd., a wholly owned subsidiary of China Ventures Fund I, Limited Partnership, which in turn is controlled by SV GP I Ltd. and SV GP I Ltd. is also wholly owned by THE EDGEOF, PTE. LTD. The registered address of THE EDGEOF, PTE. LTD. is 3 Fraser Street, #05-21 Duo Tower, Singapore 189352.

(2)	The percentage of class of securities beneficially owned by the reporting person and the voting power represented thereby are based on a total of 519,150,565 issued and outstanding Class A and Class B ordinary shares (being the sum of 445,176,595 Class A ordinary shares (excluding 7,721,582 Class A ordinary shares in the form of ADSs held as treasury shares and reserved for future issuance upon the exercising or vesting of awards granted under the Issuer’s share incentive plans), with each being entitled to one vote, and 73,973,970 Class B ordinary shares, with each being entitled to ten (10) votes) of the Issuer as a single class as of December 31, 2023, based on publicly available information.

1	NAMES OF REPORTING PERSONS Taira Atsushi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 35,877,631(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 35,877,631(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,877,631(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%. The voting power of the shares beneficially owned represent 3.0% of the total outstanding voting power(2).
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Represents 35,877,631 Class A ordinary shares held directly by China Ventures Fund I Pte. Ltd., a wholly owned subsidiary of China Ventures Fund I, Limited Partnership, which in turn is controlled by SV GP I Ltd. and SV GP I Ltd. is also wholly owned by THE EDGEOF, PTE. LTD. The ultimate beneficial owners of THE EDGEOF, PTE. LTD. are Mr. Taira Atsushi, Mr. Son Taejang, who owns his equity interests through Belleisle Japan Inc., and Mr. Lee Joonpyo, who owns his equity interests through WAVEMAKER CO., LTD. The business address of Taira Atsushi is 3 Fraser Street, #05-21 Duo Tower, Singapore 189352.

(2)	The percentage of class of securities beneficially owned by the reporting person and the voting power represented thereby are based on a total of 519,150,565 issued and outstanding Class A and Class B ordinary shares (being the sum of 445,176,595 Class A ordinary shares (excluding 7,721,582 Class A ordinary shares in the form of ADSs held as treasury shares and reserved for future issuance upon the exercising or vesting of awards granted under the Issuer’s share incentive plans), with each being entitled to one vote, and 73,973,970 Class B ordinary shares, with each being entitled to ten (10) votes) of the Issuer as a single class as of December 31, 2023, based on publicly available information.

1	NAMES OF REPORTING PERSONS Belleisle Japan Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 35,877,631(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 35,877,631(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,877,631(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%. The voting power of the shares beneficially owned represent 3.0% of the total outstanding voting power(2).
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Represents 35,877,631 Class A ordinary shares held directly by China Ventures Fund I Pte. Ltd., a wholly owned subsidiary of China Ventures Fund I, Limited Partnership, which in turn is controlled by SV GP I Ltd. and SV GP I Ltd. is also wholly owned by THE EDGEOF, PTE. LTD. The ultimate beneficial owners of THE EDGEOF, PTE. LTD. are Mr. Taira Atsushi, Mr. Son Taejang, who owns his equity interests through Belleisle Japan Inc., and Mr. Lee Joonpyo, who owns his equity interests through WAVEMAKER CO., LTD. The registered address of Belleisle Japan Inc. is 1-1 Kanda Awaji-cho, Chiyoda-ku, Tokyo, Japan.

(2)	The percentage of class of securities beneficially owned by the reporting person and the voting power represented thereby are based on a total of 519,150,565 issued and outstanding Class A and Class B ordinary shares (being the sum of 445,176,595 Class A ordinary shares (excluding 7,721,582 Class A ordinary shares in the form of ADSs held as treasury shares and reserved for future issuance upon the exercising or vesting of awards granted under the Issuer’s share incentive plans), with each being entitled to one vote, and 73,973,970 Class B ordinary shares, with each being entitled to ten (10) votes) of the Issuer as a single class as of December 31, 2023, based on publicly available information.

1	NAMES OF REPORTING PERSONS Son Taejang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 35,877,631(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 35,877,631(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,877,631(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%. The voting power of the shares beneficially owned represent 3.0% of the total outstanding voting power(2).
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Represents 35,877,631 Class A ordinary shares held directly by China Ventures Fund I Pte. Ltd., a wholly owned subsidiary of China Ventures Fund I, Limited Partnership, which in turn is controlled by SV GP I Ltd. and SV GP I Ltd. is also wholly owned by THE EDGEOF, PTE. LTD. The ultimate beneficial owners of THE EDGEOF, PTE. LTD. are Mr. Taira Atsushi, Mr. Son Taejang, who owns his equity interests through Belleisle Japan Inc., and Mr. Lee Joonpyo, who owns his equity interests through WAVEMAKER CO., LTD. The business address of Son Taejang is 3 Fraser Street, #05-21 Duo Tower, Singapore 189352.

(2)	The percentage of class of securities beneficially owned by the reporting person and the voting power represented thereby are based on a total of 519,150,565 issued and outstanding Class A and Class B ordinary shares (being the sum of 445,176,595 Class A ordinary shares (excluding 7,721,582 Class A ordinary shares in the form of ADSs held as treasury shares and reserved for future issuance upon the exercising or vesting of awards granted under the Issuer’s share incentive plans), with each being entitled to one vote, and 73,973,970 Class B ordinary shares, with each being entitled to ten (10) votes) of the Issuer as a single class as of December 31, 2023, based on publicly available information.

1	NAMES OF REPORTING PERSONS WAVEMAKER CO., LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 35,877,631(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 35,877,631(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,877,631(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%. The voting power of the shares beneficially owned represent 3.0% of the total outstanding voting power(2).
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Represents 35,877,631 Class A ordinary shares held directly by China Ventures Fund I Pte. Ltd., a wholly owned subsidiary of China Ventures Fund I, Limited Partnership, which in turn is controlled by SV GP I Ltd. and SV GP I Ltd. is also wholly owned by THE EDGEOF, PTE. LTD. The ultimate beneficial owners of THE EDGEOF, PTE. LTD. are Mr. Taira Atsushi, Mr. Son Taejang, who owns his equity interests through Belleisle Japan Inc., and Mr. Lee Joonpyo, who owns his equity interests through WAVEMAKER CO., LTD. The registered address of WAVEMAKER CO., LTD. is 301-105, 270 Sinbanpo-ro, Seocho-gu, Seoul, Republic of Korea.

(2)	The percentage of class of securities beneficially owned by the reporting person and the voting power represented thereby are based on a total of 519,150,565 issued and outstanding Class A and Class B ordinary shares (being the sum of 445,176,595 Class A ordinary shares (excluding 7,721,582 Class A ordinary shares in the form of ADSs held as treasury shares and reserved for future issuance upon the exercising or vesting of awards granted under the Issuer’s share incentive plans), with each being entitled to one vote, and 73,973,970 Class B ordinary shares, with each being entitled to ten (10) votes) of the Issuer as a single class as of December 31, 2023, based on publicly available information.

1	NAMES OF REPORTING PERSONS Lee Joonpyo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 35,877,631(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 35,877,631(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,877,631(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%. The voting power of the shares beneficially owned represent 3.0% of the total outstanding voting power(2).
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Represents 35,877,631 Class A ordinary shares held directly by China Ventures Fund I Pte. Ltd., a wholly owned subsidiary of China Ventures Fund I, Limited Partnership, which in turn is controlled by SV GP I Ltd. and SV GP I Ltd. is also wholly owned by THE EDGEOF, PTE. LTD. The ultimate beneficial owners of THE EDGEOF, PTE. LTD. are Mr. Taira Atsushi, Mr. Son Taejang, who owns his equity interests through Belleisle Japan Inc., and Mr. Lee Joonpyo, who owns his equity interests through WAVEMAKER CO., LTD. The business address of Lee Joonpyo is 301-105, 270 Sinbanpo-ro, Seocho-gu, Seoul, Republic of Korea.

(2)	The percentage of class of securities beneficially owned by the reporting person and the voting power represented thereby are based on a total of 519,150,565 issued and outstanding Class A and Class B ordinary shares (being the sum of 445,176,595 Class A ordinary shares (excluding 7,721,582 Class A ordinary shares in the form of ADSs held as treasury shares and reserved for future issuance upon the exercising or vesting of awards granted under the Issuer’s share incentive plans), with each being entitled to one vote, and 73,973,970 Class B ordinary shares, with each being entitled to ten (10) votes) of the Issuer as a single class as of December 31, 2023, based on publicly available information.

Item 1.

(a)	Name of Issuer Smart Share Global Limited

(b)	Address of Issuer’s Principal Executive Offices 6th Floor, 799 Tianshan W Road, Changning District, Shanghai 200335, People’s Republic of China

Item 2.

Name of Person Filing

China Ventures Fund I Pte. Ltd.
China Ventures Fund I, Limited Partnership
SV GP I Ltd.
THE EDGEOF, PTE. LTD.

Taira Atsushi

Belleisle Japan Inc.
Son Taejang

WAVEMAKER CO., LTD.
Lee Joonpyo

(a)	Address of the Principal Office or, if none, residence

China Ventures Fund I Pte. Ltd.
9 Raffles Place, #27-00, Republic Plaza, Singapore 048619

China Ventures Fund I, Limited Partnership
19F, B Wing, Kyobo Tower
465, Gangnam-daero
Seoul, Seocho-gu 06611
Republic of Korea

SV GP I Ltd.
PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

THE EDGEOF, PTE. LTD.
3 Fraser Street, #05-21 Duo Tower, Singapore 189352

Taira Atsushi

3 Fraser Street, #05-21 Duo Tower, Singapore 189352

Belleisle Japan Inc.
1-1 Kanda Awaji-cho, Chiyoda-ku, Tokyo, Japan

Son Taejang

3 Fraser Street, #05-21 Duo Tower, Singapore 189352

WAVEMAKER CO., LTD.
301-105, 270 Sinbanpo-ro, Seocho-gu, Seoul, Republic of Korea

Lee Joonpyo

301-105, 270 Sinbanpo-ro, Seocho-gu, Seoul, Republic of Korea

(b)	Citizenship See response to Item 4 on cover page, which is incorporated by reference herein.

(c)	Title of Class of Securities Class A ordinary shares, par value $0.0001 per share, of the Issuer

(d)	CUSIP Number
83193E 102
CUSIP number 83193E 102 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the Nasdaq Capital Market under the symbol “EM.” Each ADS represents two Class A ordinary shares of the Issuer.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

The following information with respect to the ownership of the ordinary shares of the Issuer by each of the reporting persons is provided as of December 31, 2023:

	Amount beneficially owned		Percent of class(1)	Percent of aggregate voting power(2)	Sole power to vote or direct the vote		Shared power to vote or to direct the vote		Sole power to dispose or to direct the disposition of		Shared power to dispose or to direct the disposition of
China Ventures Fund I Pte. Ltd.	35,877,631	(3)	6.9%	3.0%	35,877,631	(3)	0		35,877,631	(3)	0
China Ventures Fund I, Limited Partnership	35,877,631	(4)	6.9%	3.0%	35,877,631	(4)	0		35,877,631	(4)	0
SV GP I Ltd.	35,877,631	(5)	6.9%	3.0%	35,877,631	(5)	0		35,877,631	(5)	0
THE EDGEOF, PTE. LTD.	35,877,631	(6)	6.9%	3.0%	35,877,631	(6)	0		35,877,631	(6)	0
Taira Atsushi	35,877,631	(6)	6.9%	3.0%	0		35,877,631	(6)	0		35,877,631	(6)
Belleisle Japan Inc.	35,877,631	(6)	6.9%	3.0%	0		35,877,631	(6)	0		35,877,631	(6)
Son Taejang	35,877,631	(6)	6.9%	3.0%	0		35,877,631	(6)	0		35,877,631	(6)
WAVEMAKER CO., LTD.	35,877,631	(6)	6.9%	3.0%	0		35,877,631	(6)	0		35,877,631	(6)
Lee Joonpyo	35,877,631	(6)	6.9%	3.0%	0		35,877,631	(6)	0		35,877,631	(6)

(1)	The percentage of the class of securities beneficially owned by each reporting person is based on a total of 519,150,565 issued and outstanding ordinary shares, being the sum of 445,176,595 Class A ordinary shares, and 73,973,970 Class B ordinary shares of the Issuer as a single class as of December 31, 2023, based on publicly available information.

(2)	For each reporting person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such reporting person by the voting power of all of the Issuer’s issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2023, based on publicly available information.

(3)	Represents 35,877,631 Class A ordinary shares held directly by China Ventures Fund I Pte. Ltd.

(4)	Represents 35,877,631 Class A ordinary shares held directly by China Ventures Fund I Pte. Ltd., a wholly owned subsidiary of China Ventures Fund I, Limited Partnership.

(5)	Represents 35,877,631 Class A ordinary shares held directly by China Ventures Fund I Pte. Ltd., a wholly owned subsidiary of China Ventures Fund I, Limited Partnership, which in turn is wholly owned by SV GP I Ltd.

(6)	Represents 35,877,631 Class A ordinary shares held directly by China Ventures Fund I Pte. Ltd., a wholly owned subsidiary of China Ventures Fund I, Limited Partnership, which in turn is controlled by SV GP I Ltd. and SV GP I Ltd. is also wholly owned by THE EDGEOF, PTE. LTD. The ultimate beneficial owners of THE EDGEOF, PTE. LTD. are Mr. Taira Atsushi, Mr. Son Taejang, who owns his equity interests through Belleisle Japan Inc., and Mr. Lee Joonpyo, who owns his equity interests through WAVEMAKER CO., LTD.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of a Group.

Not applicable.

Item 10.  Certification.

Not applicable.

LIST OF EXHIBITS

Exhibit 99.1 — Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2024

China Ventures Fund I Pte. Ltd.

By:	/s/ Ding Haipeng
Name:	Ding Haipeng
Title:	Director

China Ventures Fund I, Limited Partnership

By:	/s/ Lee Joonpyo
Name:	Lee Joonpyo
Title:	Director of the General Partner of China Ventures Fund I, Limited Partnership

SV GP I Ltd.

By:	/s/ Lee Joonpyo
Name:	Lee Joonpyo
Title:	Director

THE EDGEOF, PTE. LTD.

By:	/s/ Taira Atsushi
Name:	Taira Atsushi
Title:	Director

Taira Atsushi

By:	/s/ Taira Atsushi
Name:	Taira Atsushi

Belleisle Japan Inc.

By:	/s/ Son Taejang
Name:	Son Taejang
Title:	Representative Director

Son Taejang

By:	/s/ Son Taejang
Name:	Son Taejang

WAVEMAKER CO., LTD.

By:	/s/ Lee Joonpyo
Name:	Lee Joonpyo
Title:	Director

Lee Joonpyo

By:	/s/ Lee Joonpyo
Name:	Lee Joonpyo